Exhibit 10.19

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”), is made on this 7th day of December, 2018 by and between DrawDown Technologies, Inc., a Delaware corporation (the “Company”), William J. Frain, an individual (“Executive”) and, solely for purposes of Sections 4, 5, 6 and any relevant defined terms, Drawdown Detection Inc., a British Columbia corporation (“Parent”).

WHEREAS, Executive and the Company desire to set forth the terms and conditions of Executive’s employment with the Company by entering into this Agreement, and Parent and Executive desire to set forth certain terms and conditions regarding Executive’s service as a director of Parent and receipt of equity interests in Parent; and

WHEREAS, simultaneously with the execution of this Agreement, the Company and Executive are entering into an Employee Confidential Information, Non-Competition, Non-Solicitation and Invention Assignment Agreement (the “Employee Confidential Information Agreement”);

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.             Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

(a)           “Affiliate” shall mean any Person that directly or indirectly controls or is controlled by or under common control with the Company. For the purposes of this definition, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person or the power to elect one or more directors, whether through the ownership of voting securities, by contract or otherwise; and the terms “affiliated,” “controlling” and “controlled” have meanings correlative to the foregoing.

(b)           “Annual Base Salary” shall mean Executive’s rate of regular base annual compensation prior to any reduction under (i) a salary reduction agreement pursuant to Section 401(k) or Section 125 of the Code or (ii) any plan or arrangement deferring any base salary.

(c)           “Board” shall mean the Board of Directors of the Company. The Board may delegate its authority to a committee of the Board (a “Committee”), including, without limitation, a compensation committee. Unless otherwise specified in the Agreement, the term “Board” shall include any Committee (or sub-committee) to which the Board’s authority has been delegated.

(d)           “Cause” shall mean the occurrence of any of the following: (i) Executive engaged in gross negligence or material misconduct in the performance of Executive’s duties or willfully failed or refused to perform any duties under this Agreement or reasonably requested in the course of Executive’s employment (e.g., Board directives); (ii) Executive engaged in one or more acts of fraud, dishonesty or other improper conduct that caused, or is reasonably likely to cause, harm to the Company or its Affiliates, including its or their business or reputation; (iii) Executive materially violated any of the Company’s lawful policies or procedures or any laws, regulations or rules that are material to the Company’s business; (iv) Executive materially breached this Agreement, the Employee Confidential Information Agreement or any other agreement between Executive and the Company or its Affiliates; (v) Executive committed, was indicted on charges related to, convicted of, or pled guilty or no contest to (A) a felony or (B) a crime involving dishonesty that causes, or is reasonable likely to cause, harm to the Company or its Affiliates, including its or their business or reputation; (vi) Executive breached Executive’s fiduciary duties to the Company or any of its Affiliates; (vii) the commencement of any Proceeding against Executive (whether by the Prior Employer or otherwise) relating to any Prior Agreement; or (viii) the commencement of any Proceeding against the Company or any of its Affiliates (whether by the Prior Employer or otherwise) relating to any Prior Agreement; provided, however, that a termination shall not be a termination for Cause with respect to any event or circumstance described in clauses (iii) or (iv) that the Board reasonably determines is susceptible of cure unless (A) Executive has been given written notice of the event or circumstance and at least ten (10) business days to cure and (B) the event or circumstance remains uncured at the end of such ten (10) business day period; provided further, however, that any termination for Cause shall be in writing and specify in reasonable detail the nature of and facts supporting such Cause determination no later than the thirtieth (30th) day following the Company’s actual knowledge of such Cause condition, and including in such notice the provision or provisions of this Agreement on which the Cause determination is based.

(e)           “Code” shall mean the Internal Revenue Code of 1986, as amended, and, as applicable, Treasury Regulations or other rules promulgated thereunder.

(f)            “Disability” shall mean Executive’s inability to perform or expected inability to perform the essential duties of Executive’s position for ninety (90) consecutive calendar days or one hundred twenty (120) calendar days in any twelve (12) month period by reason of any medically determined physical or mental impairment, consistent with the requirements of applicable state and federal law. In the event of any dispute regarding the existence of a Disability, the matter will be resolved by the determination of a physician qualified to practice medicine in the Commonwealth of Massachusetts (a “Physician”), who is mutually agreeable to both parties, and whose determination shall be final and binding. If the parties cannot agree on a Physician, each party shall select one Physician and those two Physicians shall select a third Physician to make the Disability determination, which shall be final and binding.

(g)           “Good Reason” shall mean a termination of employment by Executive on account of any of the following events: (i) a material diminution in the character or scope of Executive’s duties, Annual Base Salary, responsibilities, or authority; (ii) a reassignment of Executive without his prior written consent to a geographic location in excess of thirty (30) miles from the Office Space; (iii) the failure of Parent to take all action necessary to effectuate and make legally binding the equity grants set forth on Exhibit B within sixty (60) days of the Start Date, as defined below, in accordance with applicable law; or (iv) the Company’s material breach of this Agreement or any other agreement between Executive and the Company; provided, however, that for an event to constitute an event of Good Reason, Executive must (A) provide the Company with written notice of Executive’s intent to terminate employment and a description of the event Executive believes constitutes Good Reason within thirty (30) days after the initial existence of the event and (B) the Company shall have thirty (30) days after Executive provides the notice described above to cure the event that constitutes Good Reason (the “Cure Period”). Executive will have thirty (30) days following the end of the Cure Period to terminate Executive’s employment for Good Reason, after which Good Reason will no longer exist with respect to the event to which such cure period applied.

(h)           “Person” shall mean any individual, corporation (including any non-profit corporation), professional corporation, general or limited partnership, professional limited liability partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity.

(i)            “Prior Agreement” shall mean any agreement (whether or not in writing) between Executive and the Prior Employer.

(j)            “Prior Employer” shall mean and include L-3 Communications Security and Detection Systems, Inc. and any of its Affiliates.

(k)           “Proceeding” means any action, suit, claim, demand, complaint, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, application, audit, examination, investigation or enquiry, whether formal or informal, commenced, brought, conducted or heard by or before, or otherwise involving, any court or other governmental entity or any arbitrator or arbitration panel.

(l)            “Separation from Service” shall mean a “separation from service” within the meaning of Section 409A of the Code, without giving effect to any optional elections thereunder.

2.             Term of Employment. The term of Executive’s employment under this Agreement shall commence on January 7, 2019 (the “Start Date”) and shall continue for an initial term of two years from the Start Date (the “Initial Term”). The Initial Term shall be extended automatically for a one-year period and thereafter for consecutive one-year periods (with each such extension, the “Extended Term”), unless and until either Party terminates this Agreement pursuant to Section 5 below. The period of the Executive’s employment under this Agreement, whether during the Initial Term or any Extended Term, is referred to in this Agreement as the “Term.”

3.             Duties; Scope of Employment; Compensation and Benefits.

(a)           Position, Reporting and Duties. The Company shall employ Executive in the position of Chief Executive Officer, reporting to the Board. Executive’s principal place of business shall be determined by the Company in its sole discretion from time to time, and shall initially be Executive’s residence in South Hamilton, Massachusetts (the “Office Space”); provided, however, that Executive acknowledges that Executive may be required to travel from time to time in the performance of his duties under this Agreement. During the Term, Executive will devote Executive’s full-time working time to the performance of Executive’s duties hereunder, shall faithfully serve the Company and its Affiliates, shall in all respects conform to and comply with the lawful directions and instructions given to Executive by the Board, and the terms of this Agreement, and shall use Executive’s best efforts to promote and serve the interests of the Company and its Affiliates. Executive agrees not to, directly or indirectly, render services to any other person or organization without the written consent of the Board or otherwise engage in activities that interfere with Executive’s faithful performance of Executive’s duties hereunder; provided, however, that Executive may engage in civic, religious or charitable activities without remuneration if doing so is not inconsistent with, or adverse to, Executive’s employment hereunder.

(b)           Compliance with Company Policies and Regulations. Executive shall at all times comply with the Company’s policies and regulations as from time to time in effect.

(c)           Annual Base Salary. Executive’s Annual Base Salary shall initially be US$250,000 per year from the Start Date through the end of calendar year 2019, and for calendar year 2020 shall be US$275,000. The Board shall review this amount annually in January of each year beginning with January 2021 and may, in its sole discretion, adjust it upward with such adjustments effective as of such date as the Board shall determine. Executive’s Annual Base Salary shall be paid in accordance with the Company’s standard payroll practice for its executive officers.

(d)           Annual Bonus.

(i)            For calendar year 2019 and each subsequent calendar year during the Term, Executive shall be eligible to earn an annual bonus based upon the achievement of annual performance goals established by the Company in its sole discretion; provided, however, that the maximum bonus potential for calendar year 2019 shall be $100,000 and shall be payable based on the goals and other terms and conditions set forth on Exhibit A attached hereto.

(ii)           The annual bonus, if any, will be paid within seventy (70) days after the end of the applicable calendar year, except that the annual bonus for 2019 shall be payable as set forth on Exhibit A.

(iii)          Notwithstanding the foregoing, Executive shall not be entitled to receive an annual bonus for any year, nor shall such a bonus otherwise be earned for such year, unless Executive shall remain employed by the Company through December 31 of such year.

(e)            Benefit Plans. During the Term, and so long as the Company maintains a health insurance plan, Executive will be able to participate in such plan on the same terms and conditions as similarly situated employees, and the Company will cover 100% of the cost of individual coverage and 50% of the additional cost for family coverage. So long as the Company does not maintain a health insurance plan, the Company will cover in the same proportions as above the cost for Executive to maintain coverage under the Prior Employer’s health insurance plan pursuant to COBRA, or if COBRA coverage is not (or becomes no longer) available, such other plan as the Company and the Executive may reasonably agree upon which shall be payable pro-rata in accordance with the normal payroll practices of the Company. Such COBRA payment or health insurance benefit shall be treated as non-taxable to the fullest extent permitted under the Code or any similar foreign law. Executive and Executive’s dependents, if applicable, shall also be entitled to participate in the incentive, savings and retirement plans, practices, policies and programs (including, without limitation, dental, disability, employee life, group life, accidental death and dismemberment, and travel accident insurance plans and programs), if any, sponsored by the Company or its Affiliates on the same terms and conditions generally applicable to executives of the Company, subject in each such case to the applicable terms of each such plan and provided further that Executive’s participation in each such plan may be limited to the extent the Company reasonably determines necessary to avoid adverse tax consequences.

(f)            Vacation. Executive shall be entitled to paid vacation as described in this Section 3(f), in addition to any Company-designated holidays, subject to the Company’s reasonable need for Executive to work on such days. The scheduling of Executive’s vacation may not interfere with the Company’s normal business operations and must be consistent with the Company’s policies. Executive shall accrue thirteen and one-third (13 1/3) hours of vacation per month, totaling one hundred sixty (160) hours or twenty (20) days per full calendar year. The Company strongly encourages Executive to use all vacation within nine months of when it is accrued. Executive shall cease accruing vacation once accrued and unused vacation equals one hundred sixty (160) hours in the aggregate, and shall not accrue additional vacation until the amount of accrued and unused vacation is less than one hundred sixty (160) hours.

(g)           Fringe Benefits and Perquisites. Executive shall be entitled to fringe benefits and perquisites available to similarly situated executives of the Company in accordance with the plans, practices, programs, and policies of the Company from time to time.

(h)           Expenses. Executive shall be entitled to receive reimbursement for all necessary and reasonable expenses incurred by Executive in the course of Executive’s employment, upon presentation of written documentation in accordance with the applicable policy of the Company and its Affiliates.

(i)            Indemnification. As an officer of the Company, Executive shall be entitled to indemnification to the extent provided in the Company’s certificate of incorporation and bylaws. If the directors and officers liability insurance policy of Parent described below does not cover claims arising out of Executive’s service as an officer of the Company, then the Company will also use commercially reasonable efforts to obtain a directors and officers liability insurance policy under which Executive will be covered to the same extent as the other Company officers.

4.             Parent Matters.

(a)           Equity Compensation Grants. Parent shall grant Executive the restricted stock grants and options to purchase shares of its capital stock described on Exhibit B attached hereto.

(b)           Service as a Director. Executive shall have the right and obligation to serve as a member of Parent’s board of directors during the Term. Parent shall cause Executive to be elected to its board of directors upon or promptly after the Start Date, and Executive shall resign therefrom simultaneously with the termination of his employment with the Company for any reason. Executive shall not be entitled to any additional compensation for his service on Parent’s board of directors, but shall be entitled to reimbursement of expenses incurred in attending board meetings to the same extent as other directors of Parent.

(c)           Indemnification. As a director of Parent, Executive shall be entitled to indemnification to the extent provided in Parent’s articles of incorporation and bylaws. Parent will also use commercially reasonable efforts to obtain a directors and officers liability insurance policy under which Executive will be covered to the same extent as the other members of Parent’s board of directors.

5.             Termination. Executive shall have the right to resign his employment, and the Company shall have the right to terminate Executive’s employment, in each case at any time during the Term and for any reason or no reason. Nonetheless, if Executive’s employment terminates on account of any of the events listed in (a) through (c) below, the following provisions shall apply:

(a)           Termination without Cause; Resignation for Good Reason.

(i)            Upon the Company’s termination of Executive without Cause or Executive’s resignation for Good Reason, Executive will be entitled to receive:

(A)            Annual Base Salary earned but unpaid as of the date of Executive’s termination or resignation;

(B)             any business expenses incurred but not reimbursed under Section 3(h) as of the date of Executive’s termination or resignation; and

(C)             any amounts or benefits under any Company compensation, incentive, or benefit plans earned or vested but not paid as of the date of Executive’s termination (according to the payment provisions of such plans).

(ii)           Provided Executive signs, and does not revoke, a severance agreement and release of all claims against the Company, its Affiliates and related Persons in form and substance reasonably satisfactory to the Company, and such severance agreement and release has become effective and irrevocable in its entirety by the 60th day following Executive’s termination or resignation date, then, in addition to the amounts set forth in Section 5(a)(i), Executive will be entitled to receive an amount equal to the sum of (A) any annual bonus earned but unpaid as of the termination or resignation date, plus (B) the Annual Base Salary, at the rate in effect on the termination or resignation date, for the period beginning on the termination or resignation date and ending on the earlier of the last day of the Term or the first anniversary of the termination or resignation date. For the avoidance of doubt, in no event shall Executive be entitled to receive more than one year of Annual Base Salary pursuant to this Section 5(a)(ii). Such amount shall be paid in one lump sum within 60 days following such termination of employment or resignation.

(iii)          Notwithstanding anything set forth herein to the contrary, if Executive violates the provisions of the Employee Confidential Information Agreement after Executive’s termination of employment or resignation, the Company shall have no obligation to make the payment set forth in Section 5(a)(ii).

(b)           Termination by the Company for Cause or on Account of Disability; Resignation by Executive without Good Reason. If Executive resigns from employment for any reason other than Good Reason or if the Company terminates Executive for Cause or on account of Disability, no further payments shall be due under this Agreement, except that Executive shall be entitled to the amounts set forth in Section 5(a)(i).

(c)           Death. If Executive dies while employed by the Company, Executive’s estate shall receive any amounts set forth in Section 5(a)(i).

(d)           Compliance with Section 409A of the Code. Notwithstanding anything to the contrary in this Agreement, this Agreement shall be interpreted and operated in manner consistent with Section 409A of the Code to the fullest extent possible. In accordance with the foregoing, ambiguous terms such “termination of employment” shall, to the extent necessary, to comply with Section 409A of the Code be given a meaning consistent with Section 409A (e.g., “termination of employment” shall mean “Separation from Service”). To the extent it produces a greater net after-tax economic benefit to Executive, any provision of this Agreement that would result in the imposition of additional taxes under Section 409A of the Code shall be unenforceable. Notwithstanding anything to the contrary in this Agreement, to the extent applicable and necessary to comply with Section 409A of the Code, if Executive is a “specified employee” (within the meaning of Internal Revenue Code Section 409A) on the date of Executive’s Separation from Service, then any payments or benefits that otherwise would be payable under this Agreement within the first six (6) months following Executive’s Separation from Service (the “409A Suspension Period”), shall instead be paid in a lump sum within fourteen (14) days after the end of the sixth month and one day period following Executive’s Separation from Service, but only to the extent that such payments or benefits provide for the “deferral of compensation” within the meaning of United States Treasury Regulation Section 1.409A-1(b), after application of the exemptions provided in Sections 1.409A-1(b)(4) and 1.409A-1(b)(9)(ii)-(v) or any other provision thereof. Each payment under this Agreement shall be considered a separate payment for purposes of Treasury Regulation Sections 1.409A-1(b)(4) and 1.409A-2(b)(2). After the 409A Suspension Period, Executive will receive any remaining payments and benefits due pursuant to this Agreement in accordance with its terms (as if there had not been any suspension beforehand).

All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (A) any reimbursement shall be for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (B) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (C) the reimbursement of an eligible expense shall be made on or before the last day of the calendar year following the year in which the expense is incurred and (D) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

If any amounts payable hereunder are subject to Section 409A of the Code and the payment of such amounts is contingent on the execution of a release of claims or other act within the control of Executive and any release of claims consideration period or other period in which Executive must act straddles two taxable years in a way that Executive can control the taxable year in which such payments commence, such payments shall commence in the second taxable year to the extent necessary to comply with Section 409A of the Code.

(e)           Termination Date. For purposes of this Agreement, Executive’s termination or resignation date shall mean with respect to any purported termination of Executive’s employment, (i) if Executive’s employment is terminated by his death, the date of his death, (ii) if Executive’s employment is terminated for Cause or without Cause by the Company, the date specified in the Company’s notice of termination, (iii) if Executive’s employment is terminated by the Company as a result of a Disability, the date the Company terminates Executive’s employment, and (iv) if Executive terminates his employment for Good Reason or otherwise voluntarily terminates his employment, the date specified in Executive’s notice of termination; provided, that the Company may accelerate the termination date in its sole discretion without liability.

6.             Miscellaneous.

(a)           Legal Fees. The Company and Executive will each be responsible for their own legal fees and expenses directly relating to the negotiation of this Agreement.

(b)           Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Executive without the prior written consent of the Company and Parent. Each of the Company and Parent may assign this Agreement or all or any part of its rights and obligations under this Agreement at any time (without Executive’s consent) to any Affiliate or to any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of its business and/or assets, and following such assignment, all references to the Company or Parent, as applicable, and their respective Affiliates shall be deemed to refer to such assignee and the Company or Parent, as applicable, and their respective Affiliates (other than such assignee) shall thereafter have no obligation under this Agreement.

(c)           Binding Agreement. This Agreement shall inure to the benefit of, be binding on and enforceable by the Company, Parent and their respective Affiliates (including any assignee) and Executive and his personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees.

(d)           Notices. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when sent via facsimile (with confirmation of successful transmission), delivered or mailed by United States certified mail, return receipt requested, postage prepaid, to the respective numbers or addresses set forth on the signature page hereto, or to such other number or address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon actual receipt.

(e)           Amendments. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by Executive and an authorized Company officer other than Executive and, in the case of any amendment to Section 4, an authorized officer of Parent. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(f)            Entire Agreement. This Agreement and the Employee Confidential Information Agreement constitute the entire agreement of the parties hereto in reference to any employment of Executive by the Company and in reference to the subject matter hereof and thereof, and all prior agreements, promises, representations and understandings relative thereto are superseded hereby and thereby. To the extent that this Agreement conflicts with any of the Company’s or Parent’s policies, procedures, rules or regulations, this Agreement shall supersede the other policies, procedures, rules or regulations. Notwithstanding the foregoing, any subsequent documents and agreements entered into by the parties hereto to effectuate the Equity Grants set forth on Exhibit B hereto shall, once entered into by the parties, be controlling with respect to such Equity Grants.

(g)           Applicable Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Commonwealth of Massachusetts without regard to the principles of conflicts or choice of laws thereof and both parties irrevocably consent to the personal jurisdiction of the Middlesex County Superior Court and federal court sitting in Boston, Massachusetts having subject matter jurisdiction.

(h)           Captions. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(i)            Withholding. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law and any additional withholding to which Executive has agreed.

(j)            Survivorship. The rights of the Company and Executive’s obligations under this Agreement shall survive any termination of the Term. Subject to the terms of this Agreement, the Company’s obligations under Sections 5 and 6 shall survive any termination of the Term.

(k)           Mutual Intent. All parties participated in the drafting of the Agreement, and the language used in this Agreement is the language chosen by Executive, Parent and the Company to express their mutual intent. The parties agree that if any language, section, clause, phrase or word used in the Agreement is determined to be ambiguous, no presumption shall arise against or in favor of either party, and that no rule of strict construction shall be applied against either party with respect to such ambiguity.

(l)            Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent that a restrictive covenant contained herein may, at any time, be more restrictive than permitted under the laws of any jurisdiction where this Agreement may be subject to review and interpretation, the terms of such restrictive covenant shall be those allowed by law and the covenant shall be deemed to have been revised accordingly. Each and every term of this Agreement shall be enforced to the fullest extent permitted by law.

(m)          Counterparts; Delivery. This Agreement may be executed in one or several counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same instrument. Counterparts may be delivered by facsimile or other electronic transmission.

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement on the date first set forth above.

THE “COMPANY”	“EXECUTIVE”

DRAWDOWN TECHNOLOGIES, INC.

By:	/s/ Daryl Rebeck	/s/ William J. Frain
	Daryl Rebeck, President	William J. Frain

THE “PARENT”

DRAWDOWN DETECTION, INC.

By:	/s/ Jay Adelaar
Jay Adelaar, Director

Exhibit A

2019 Annual Bonus

The maximum annual bonus that can be earned for 2019 is $100,000, calculated as follows:

1.	If all of the Q1 and Q2 Goals (as defined below) are achieved on or before June 15, 2019 then a bonus of $50,000 shall be earned, and shall be payable in the Company’s next regular payroll after June 30, 2019.

2.	If all of the Q3 and Q4 Goals (as defined below) are achieved on or before December 15, 2019 then a bonus of $50,000 shall be earned, and shall be payable in the Company’s next regular payroll after December 15, 2019.

For purposes hereof, the “Q1 and Q2 Goals” and the “Q3 and Q4 Goals” shall be technical and business goals for 2019 determined as follows: During the 60-day period following Executive’s commencement of employment Executive and the Company shall in good faith discuss and attempt to agree on such goals in writing. If Executive and the Company are unable to agree on such goals by the end of such period, then the Company shall have the right to determine such goals in good faith in its sole discretion, which shall become binding on the parties upon the Company’s delivery of written notice thereof to Executive.

Any bonus amounts shall be paid through the Company’s regular payroll and net of any applicable withholding required under federal, state or local law and any additional withholding to which Executive has agreed.

All determinations of the achievement of the Q1 and Q2 Goals and the Q3 and Q4 Goals shall be made by the Company in its reasonable good faith discretion.

Exhibit B

Equity Grants

•	A restricted stock grant pursuant to which Executive shall purchase 1,000,000 of Parent’s common shares in Parent’s management share issuance round, at a purchase price of CDN 0.001 per share, and pursuant to and subject to all other terms and conditions of such round, including any shareholder agreements entered into in connection with such round. Such shares shall vest as follows: (i) 100,000 shares shall vest on the Start Date, and (ii) 150,000 shares shall vest on the last day of each 6-month period thereafter for so long as Executive remains employed until fully vested, with vesting to accelerate in full immediately before the IPO (as defined below) or upon a sale of Parent provided Executive remains employed through such date. The restricted stock grant herein shall be structured as restricted property in accordance with Section 83 of the Code (and exempt from Section 409A of the Code) to defer taxation on such shares until vested or until such time as Executive, in his sole discretion, shall make an “83(b) election” (‘83(b) Election”) to include any unvested shares in Executive’s income in accordance with Section 83(b) of the Code. For avoidance of any doubt, the restricted stock grant described above shall explicitly permit Executive to make an 83(b) Election in his sole discretion.

•	Option (“Option”) to acquire 1,000,000 of Parent’s common shares pursuant to such equity incentive plan as Parent may reasonably establish, as such plan may be amended from time to time (the “Plan”), which shall be granted immediately before Parent’s initial public offering of common shares to the public (if any) (the “IPO”), and shall be fully vested and have a share exercise price equal to the fair market value (“FMV”) of a common share on the date of grant as determined in accordance with Section 409A of the Code; provided, however, that if the IPO has not occurred on or before December 31, 2019, then such option shall be granted on or promptly after December 31, 2019, but no later than January 31, 2020, with an exercise price equal to FMV of a common share on the date of grant, and vesting in equal monthly installments over the 36 months following the date of grant. In either such case, such option shall be subject to all of the terms and conditions of the Plan and other customary terms and conditions (including without limitation such terms and conditions as the board of directors of Parent may determine to be reasonably necessary or advisable to comply with applicable laws and regulations, and financial industry practices, related to public offerings of securities). For avoidance of any doubt, Parent and Company shall take all such reasonable actions as are necessary to structure the option(s) described herein to be exempt from Section 409A of the Code. If for any reason, granting the Option in manner exempt from Section 409A of the Code is not possible, Parent, Company and Executive shall work together in good faith to make the Option comply with Section 409A of the Code.

•	Such additional stock options under the Plan, if any, as may be awarded pursuant to an executive equity compensation program to be implemented by Parent in its sole discretion.